FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 7, 2012

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL ANNOUNCES

FOURTH QUARTER AND FULL YEAR 2011 RESULTS

------------------------

2011 results reflect the impact of the regulatory changes and the increased competition

In 2011, we consolidated Netvision’s results for September through December only

Cellcom Israel has begun an extensive process to increase efficiencies, including a reduction in headquarter positions, reducing costs and improving work processes, in order to lower expenses

Cellcom Israel declares a fourth quarter dividend of NIS 0.72 per share (totals approx. NIS 72 million), reaching an annual dividend for 2011 of approx. NIS 785 million

2011 Full Year Highlights1 (compared to 2010):

▪	Total Revenues decreased 2.3% reaching NIS 6,506 million ($1,703 million)

▪	Revenues from content and value added services (including SMS) increased 4.9%, representing approximately 26.4% of service revenues2

▪	EBITDA3 decreased 18.7% to NIS 2,167 million ($567 million)

▪	EBITDA margin 33.3%, down from 40%

▪	Operating income decreased 26.6% to NIS 1,422 million ($373 million)

▪	Net income decreased 36.1% to NIS 825 million ($216 million)

▪	Free cash flow3 decreased 43% to NIS 937 million ($245 million)

▪	Cellular Subscriber base totaled approx. 3.349 million4 at the end of December 2011

▪	3G cellular subscribers reached approx. 1.331 million at the end of December 2011, representing 39.7% of total cellular subscriber base

Fourth Quarter 2011 Highlights5 (compared to fourth quarter of 2010):

▪	Total Revenues increased 0.2% to NIS 1,665 million ($436 million)

▪	Revenues from content and value added services (including SMS) increased 0.7%, representing 31.4% of service revenues2

▪	EBITDA decreased 32.6% to NIS 425 million ($111 million)

▪	EBITDA margin 25.5%, down from 38%

▪	Operating income decreased 54.2% to NIS 205 million ($54 million)

▪	Net income decreased 76.2% to NIS 76 million ($20 million)

▪	Free cash flow decreased 76.3% to NIS 100 million ($26 million)

▪	The Company declared a fourth quarter dividend of NIS 0.72 per share

1
The Company consolidated financial results for 2011 include the results of Netvision Ltd., or Netvision, for the months September – December 2011, following the completion of Netvision's acquisition by the Company, on August 31, 2011.

2	Excluding Netvision's service revenues.
3	Please see "Use of Non-IFRS financial measures" section in this press release.
4	After removal of approximately 52,000 cellular subscribers from the Company's subscriber base, made during the fourth quarter of 2011. See "New Cellular Subscribers" section in this press release.
5	The Company consolidated financial results for Q4/2011 include the results of Netvision.

Netanya, Israel – March 7, 2012 – Cellcom Israel Ltd. (NYSE: CEL TASE: CEL) (“Cellcom Israel” or the “Company”), announced today its financial results for the fourth quarter and full year ended December 31, 2011. Revenues for the fourth quarter and full year 2011 totaled NIS 1,665 million ($436 million) and NIS 6,506 million ($1,703 million), respectively; EBITDA for the fourth quarter 2011 totaled NIS 425 million ($111 million), or 25.5% of total revenues, and for full year 2011 totaled NIS 2,167 million ($567 million), or 33.3% of total revenues; and net income for the fourth quarter and full year 2011 totaled NIS 76 million ($20 million) and NIS 825 million ($216 million), respectively. Basic earnings per share for the fourth quarter and full year 2011 totaled NIS 0.75 ($0.20) and NIS 8.28 ($2.17), respectively.

Commenting on the results, Nir Sztern, the Company’s newly appointed Chief Executive Officer, summarized 2011 as a year of regulatory changes and increased competition, which eroded the Company’s revenues and profitability.

Upon entry to his new position, in early 2012, Mr. Sztern said that he sees great importance in meeting and weathering all the new challenges ahead, and hopes to come out even stronger.

Nir Sztern, Chief Executive Officer, said, “We believe that our strong basis as a leading cellular company along with the synergies derived from the merger with Netvision, will create an advantage that will enable us to endure these market changes.

For 2012 we have outlined several key goals.  The first  is to create efficiencies in current activities thereby reducing costs. In recent weeks, we began a process of increasing efficiency in order to significantly lower expenses. Simultaneously, we have taken efficiency measures following the merger with Netvision, which includes the integration of both companies’ headquarters, the transition of Netvision’s headquarter employees into Cellcom’s headquarters in Netanya, the elimination of parallel positions and redundant costs and transitioning to an organizational structure which will allow  us to  maximize the merger synergies. We estimate that we will see the synergies of the merger both in terms of income and expenses during 2012 and the following years.

An additional main goal is to continue creating value for our customers.  This means, among others, giving our customers one of the best customer experiences in the cellular market. We are now in the midst of upgrading our cellular network to support future surfing speed of up to 84 Mbps, and nearing the end of upgrading our independent transmission network, to support high speed of up to hundreds of Gbps. Along the development of our network, we have shut down the TDMA network.

In 2012 and the upcoming years we will deepen our focus on cellular internet growth by continuing to introduce data devices, such as tablets and smartphones”.

On Netvision results, Nir Sztern commented: “I am pleased with Netvision’s excellent annual results, showing improvement and growth despite the intense competition in its fields of operation. Netvision ended 2011 with record profit.

I believe in the management of the merged group which combines the best managers of both companies, and in its ability, together with the employees of both companies, to leverage our accumulated knowledge and skills for the benefit of our customers and shareholder, and to maintain our leading position.”

Yaacov Heen, Chief Financial Officer, commented: “In our annual financial results for 2011, we consolidated Netvision’s financial results as of September 2011, and so, Netvision’s fourth quarter results are fully consolidated. We expect some of the cost savings potential of the Netvision merger to be reflected in 2012. The trend of revenues erosion continues in the first quarter of 2012 as well, and we expect that it shall be partly compensated for, by the said decrease of operating expenses.

The fourth quarter results were impacted by three main factors: 1) seasonality, which had an adverse effect on the fourth quarter results compared with the third quarter of 2011.  This was due to a seasonal decrease in inbound and outbound tourism, causing a decrease in roaming services revenues, as well as due to the occurrence of part of the Jewish holiday season, characterized by reduced usage, in the fourth quarter; 2) a decrease in equipment sales compared with the previous quarter; 3) one-time provisions, as previously reported during the fourth quarter of 2011.  This was composed of a one-time provision in the amount of approximately NIS 33 million for deferred tax liabilities due to an increase in the corporate tax rate for the coming years and a one-time provision in the amount of approximately NIS 28 million, following a class action decided against the Company (a decision which the Company appealed with the Supreme Court). After elimination of these one-time effects, EBITDA for the fourth quarter of 2011 totaled approximately NIS 446 million and net income totaled approximately NIS 130 million. Netvision contribution to EBITDA for the fourth quarter totaled NIS 63 million. We have updated the valuation of Netvision and found that there is no need for an impairment of the goodwill which was recognized following the acquisition of Netvision. We have concluded the year with free cash flow of NIS 937 million. We will distribute a cash dividend for the fourth quarter of 2011 in the amount of approximately NIS 72 million, representing approximately 95% of the fourth quarter net income, and so, our total dividends declared for 2011, amounted to approximately NIS 0.8 billion”.

Main Consolidated Financial Results for 2011 (including Netvision’s Results for September through December 2011 only) (compared to 2010):

	Million NIS		% of Revenues		% Change	Million US$ (convenience translation)
	2011	2010	2011	2010		2011	2010
Revenues - Services	4,759	5,860	73.1%	88.0%	(18.8%)	1,246	1,533
Revenues - Equipment	1,747	802	26.9%	12.0%	117.8%	457	210
Total revenues	6,506	6,662	100.0%	100.0%	(2.3%)	1,703	1,743
Cost of revenues - Services	2,126	2,671	32.7%	40.1%	(20.4%)	556	699
Cost of revenues - Equipment	1,282	651	19.7%	9.8%	96.9%	336	170
Total cost of revenues	3,408	3,322	52.4%	49.9%	2.6%	892	869
Gross Profit	3,098	3,340	47.6%	50.1%	(7.2%)	811	874
Marketing and Sales Expenses	990	756	15.2%	11.3%	31.0%	259	198
General and Administration Expenses	685	641	10.5%	9.6%	6.9%	179	168
Other Expenses, net	1	5	-	0.1%	(80.0%)	-	1
Operating income	1,422	1,938	21.9%	29.1%	(26.6%)	373	507
Financing expenses, net	293	230	4.5%	3.5%	27.4%	77	60
Income before Income Tax	1,129	1,708	17.4%	25.6%	(33.9%)	296	447
Income Tax	304	417	4.7%	6.2%	(27.1%)	80	109
Net Income	825	1,291	12.7%	19.4%	(36.1%)	216	338
Free Cash Flow	937	1,645	14.4%	24.7%	(43.0%)	245	431

Main Financial Data by Companies:

	Cellcom Israel without Netvision			Netvision (*)	Consolidation adjustments (**)	Consolidated results
	2011	2010	Change (%)	Sept-Dec 2011		2011
Total revenues	6,132	6,662	(8.0%)	400	(26)	6,506
Total Services revenues (including revenues from content and value added services)	4,420	5,860	(24.6%)	365	(26)	4,759
Revenues from content and value added services	1,167	1,112	4.9%	-	-	1,167
Equipment revenues	1,712	802	113.5%	35	-	1,747
Operating Income	1,425	1,938	(26.5%)	43	(46)	1,422
EBITDA	2,084	2,667	(21.9%)	83	-	2,167
EBITDA, as a percent of total revenues	34.0%	40.0%	(15.0%)	20.8%	-	33.3%

(*)	Since the merger transaction was completed on August 31, 2011, the consolidated financial results include Netvision’s results for the months September through December 2011 only.
(**)	Include inter-company revenues between Cellcom Israel and Netvision, and amortization expenses attributable to the merger.

Main Performance Indicators (data refers to cellular subscribers only):

	2011	2010	Change (%)
Cellular subscribers at the end of the year (in thousands) 6	3,349	3,394	(1.3%)
Churn Rate for cellular subscribers (in %) 7	25.1%	20.5%	22.4%
Monthly cellular ARPU (in NIS)	106.0	143.8	(26.3%)
Average Monthly cellular MOU (in minutes)	346	335	3.3%

Financial Review

Revenues for 2011 decreased 2.3% totaling NIS 6,506 million ($1,703 million), compared to NIS 6,662 million ($1,744 million) last year. The decrease in revenues is attributed to an 18.8% decrease in service revenues as a result of the regulatory changes, from NIS 5,860 million ($1,534 million) in 2010 to NIS 4,759 million ($1,245 million) in 2011. The decrease in service revenues was partially offset by a 117.8% increase in equipment revenues, reaching NIS 1,747 million ($457 million) in 2011 compared to NIS 802 million ($210 million) in 2010. Revenues for 2011 include a one-time provision related to a repayment to some of our customers in the amount of approximately NIS 22 million ($6 million) due to a class action decided against us (a decision which we appealed with the Supreme Court). Revenues for 2010 include a one-time provision for a refund to all our subscribers in a total amount of approximately NIS 66 million ($17 million) related to the network malfunction we experienced in December 2010. Netvision’s contribution to revenues for 2011 (since September 1, 2011) amounted to NIS 374 million ($98 million) (excluding inter-company revenues).

The decrease in service revenues resulted mainly from a significant decrease in interconnect fees paid to us by other local operators, due to the reduction in interconnect tariffs as of January 1, 2011, from the reduction of Early Termination Fees, due to a regulatory change, as well as from the ongoing airtime price erosion, due to the increased competition in the market. These decreases were partially offset by an increase of 4.9% in content and value added services (including SMS) revenues in 2011, which totaled NIS 1,167 million ($305 million), compared to NIS 1,112 million ($291 million) in 2010. Netvision’s contribution to service revenues for 2011 (since September 1, 2011) amounted to NIS 339 million ($89 million) (excluding inter-company revenues).

The increase in equipment revenues resulted from an increase in the number of cellular handsets sold during 2011 compared to 2010, as well as from a change in the mix of handsets sold, in favor of smartphones and advanced 3G handsets. The increase in the number of handsets sold resulted from the accelerated competition following the regulatory changes. The increase in equipment revenues also resulted from an increase in accessories sales in 2011 compared to 2010. Netvision’s

6	After removal of approximately 52,000 cellular subscribers from the Company's subscriber base, made during the fourth quarter of 2011. See "New Cellular Subscribers" section in this press release.
7
Churn rate for 2011 does not include the removal of approximately 52,000 cellular subscribers from the Company's subscriber base, made during the fourth quarter of 2011. See "Churn rate" section in this press release.

contribution to equipment revenues for 2011 (since September 1, 2011) amounted to NIS 35 million ($9 million).

Revenues for the fourth quarter of 2011 increased by 0.2% totaling NIS 1,665 million ($436 million), compared to NIS 1,662 million ($434 million) in the fourth quarter last year. The increase in revenues is attributed to a 93.8% increase in equipment revenues, which rose from NIS 224 million ($59 million) in the fourth quarter last year, to NIS 434 million ($114 million) in the fourth quarter 2011. The majority of this increase was offset by a 14.4% decrease in service revenues, which totaled NIS 1,231 million ($322 million) in the fourth quarter 2011 as compared to NIS 1,438 million ($376 million) in the fourth quarter last year. Netvision’s contribution to revenues for the fourth quarter of 2011 amounted to NIS 276 million ($72 million) (excluding inter-company revenues).

The decrease in fourth quarter 2011 service revenues resulted mainly from a significant decrease in interconnect fees paid to us by other local operators, due to the reduction in interconnect tariffs as of January 1, 2011, from the reduction of Early Termination Fees, due to a regulatory change, as well as from the ongoing airtime price erosion, due to the increased competition in the market. Revenues from content and value added services for the fourth quarter of 2011 totaled NIS 308 million ($81 million), compared to NIS 306 million ($80 million) in the fourth quarter of 2010. In addition, service revenues for the fourth quarter of 2011 were effected by the one-time provision for a repayment to some of our customers in the amount of approximately NIS 22 million ($6 million) due to a class action decided against us (a decision which we appealed with the Supreme Court), while service revenues for the fourth quarter of 2010 were effected by the one-time provision for a refund to all our customers in the amount of approximately NIS 66 million ($17 million) related to the network malfunction we experienced in December 2010.  Netvision’s contribution to service revenues for the fourth quarter of 2011 amounted to NIS 247 million ($65 million) (excluding inter-company revenues).

The increase in Fourth quarter 2011 equipment revenues resulted from an increase in the number of cellular handsets sold during the fourth quarter of 2011 compared to the fourth quarter of 2010, as well as a change in the mix of handsets sold, in favor of smartphones and advanced 3G handsets. The increase in the number of handsets sold resulted from the accelerated competition following the regulatory changes. The increase in fourth quarter 2011 equipment revenues also resulted from an increase in accessories sales. Netvision’s contribution to equipment revenues for the fourth quarter of 2011 amounted to NIS 29 million ($8 million).

Cost of revenues for 2011 totaled NIS 3,408 million ($892 million), compared to NIS 3,322 million ($869 million) in 2010, a 2.6% increase. Cost of revenues for 2011 excluding Netvision’s contribution decreased 5.4%. This decline resulted from a significant decrease in total interconnect fees paid to other local cellular operators following the reduction in interconnect tariffs as of January 1, 2011. The decrease in cost of revenues also resulted from a decrease in amortization expenses, attributed, among others, to capitalized handsets subsidies, due to a significant decrease in such subsidies. These decreases were partially offset by a significant increase in cellular handsets cost resulted mainly from an increase in the number of handsets sold during 2011 compared to 2010, as well as from a change in the mix of handsets sold, in favor of smartphones and advanced 3G handsets. Netvision’s contribution to cost of revenues for 2011 (since September 1, 2011) amounted to NIS 264 million ($69 million) (excluding inter-company expenses).

Cost of revenues for the fourth quarter of 2011 increased to NIS 974 million ($255 million) from NIS 845 million ($221 million) in the fourth quarter last year, an increase of 15.3%. Cost of revenues for the fourth quarter of 2011 excluding Netvision’s contribution decreased 7.8%. This decline resulted from the same reasons as for the decrease in the annual cost of revenues mentioned above. Netvision’s contribution to cost of revenues for the fourth quarter of 2011 amounted to NIS 195 million ($51 million) (excluding inter-company expenses).

Gross profit for 2011 decreased 7.2% to NIS 3,098 million ($811 million) from NIS 3,340 million ($874 million) in 2010. Netvision’s contribution to gross profit for 2011 (since September 1, 2011) amounted to NIS 110 million ($29 million). Gross profit margin for 2011 amounted to 47.6%, down from 50.1% in 2010. Gross profit for the fourth quarter 2011 decreased 15.4% to NIS 691 million ($181 million) from NIS 817 million ($214 million) in the fourth quarter of 2010. Netvision’s contribution to gross profit for the fourth quarter of 2011 amounted to NIS 82 million ($21 million). Gross profit margin for the fourth quarter 2011 amounted to 41.5%, down from 49.2% in the fourth quarter of 2010.

Selling, Marketing, General and Administrative Expenses (“SG&A Expenses”) for 2011 increased by 19.9% to NIS 1,675 million ($438 million), compared to NIS 1,397 million ($366 million) in 2010. SG&A Expenses for 2011 excluding Netvision’s contribution increased by 5.4%. This increase reflects primarily the impact of the regulatory changes, resulting in an increase in the number of customers’ queries to our sales and service centers, which led to an increase in the Company’s sales and customer service force leading to an increase in payroll expenses, as well as an increase in sales commissions. The increase in sales commissions also resulted from an increase in the number of sales transactions in 2011 compared to 2010. These increases were partially offset by a decrease in amortization expenses related to capitalized sales commissions resulted from ceasing the capitalization of these commissions due to the absence of the required accounting conditions for such capitalization, following the regulatory change in relation to the reduction of early termination fees. Netvision’s contribution to SG&A Expenses for 2011 (since September 1, 2011) amounted to NIS 113 million ($30 million), including amortization expenses of intangible assets, attributable to the merger, in the amount of NIS 46 million ($12 million).

SG&A Expenses for the fourth quarter of 2011 increased by 33% to NIS 487 million ($127 million), compared to NIS 366 million ($96 million) in the fourth quarter of 2010. SG&A Expenses for the fourth quarter of 2011 excluding Netvision’s contribution increased by 9%. This increase mainly resulted from an increase in sales commissions and in professional consulting expenses related to the merger. These increases were partially offset by a decrease in advertising expenses and a decrease in amortization expenses related to capitalized sales commissions. Netvision’s contribution to SG&A

Expenses for the fourth quarter of 2011 amounted to NIS 85 million ($22 million), including amortization expenses of intangible assets, attributable to the merger, in the amount of NIS 35 million ($9 million).

Operating income for 2011 decreased 26.6% to NIS 1,422 million ($372 million) from NIS 1,938 million ($507 million) in 2010. Operating income for the fourth quarter 2011 decreased 54.2% to NIS 205 million ($54 million) from NIS 448 million ($117 million) in the fourth quarter last year.

EBITDA for 2011 decreased 18.7% to NIS 2,167 million ($567 million) from NIS 2,667 million ($698 million) in 2010.  EBITDA, as a percent of revenues, totaled 33.3%, down from 40.0% in 2010. EBITDA for the fourth quarter 2011 decreased 32.6% to NIS 425 million ($111 million) from NIS 631 million ($165 million) in the fourth quarter last year.  EBITDA for the fourth quarter 2011, as a percent of quarterly revenues, totaled 25.5% down from 38.0% in the fourth quarter of 2010. Netvision’s contribution to EBITDA for 2011 (since September 1, 2011) and for the fourth quarter of 2011 amounted to NIS 83 million ($22 million) and NIS 63 million ($16 million), respectively.

Financing Expenses, net for 2011 increased 27.4% and totaled NIS 293 million ($77 million), compared to NIS 230 million ($60 million) in 2010. The increase resulted mainly from increased interest expenses and Israeli Consumer Price Index (CPI) linkage expenses, associated with the Company’s debentures, in 2011, compared to 2010, due to the higher debt level following the issuance of additional debentures in 2011. The increase in financing expenses, net, also resulted from expenses in 2011 from foreign currency differences related to trade payables, which resulted from a depreciation of 7.7% of the NIS against the US dollar, compared to income from foreign currency differences in 2010, which resulted from an appreciation of 6% of the NIS against the US dollar in that year. These increases were partially offset by an increase in interest income, associated with handsets sales, as well as an increase in deposit interest income in 2011 compared to 2010, due to higher deposits balance and increased interest rate.

Financing Expenses, net for the fourth quarter 2011 increased 35.6% and totaled NIS 61 million ($16 million), compared to NIS 45 million ($12 million) in the fourth quarter last year. The increase resulted mainly from increased interest expenses, associated with the Company’s debentures, in the fourth quarter of 2011, compared to the fourth quarter of 2010, due to the higher debt level following the issuance of additional debentures in 2011. The increase in fourth quarter 2011 financing expenses, net, was also due to a one-time provision recorded in the fourth quarter of 2011 for interest and CPI linkage expenses in relation to a repayment to some of our customers due to a class action decided against us (a decision which we appealed with the Supreme Court), while financing expenses, net, for the fourth quarter of 2010 included a one-time financing income related to a dispute with the Ministry of Communications regarding frequencies fees. These effects were partially offset by decreased CPI linkage expenses, associated with the Company’s debentures, due to a 0.2% deflation in the fourth quarter of 2011 compared to a 1.2% inflation in the fourth quarter of 2010, as well as by an increase in interest income, associated with handsets sales.

Income tax for 2011 decreased 27.1% to NIS 304 million ($80 million) from NIS 417 million ($109 million) in 2010. The decrease in income tax mainly resulted from a decrease in income before income tax, as well as from the decreased corporate tax rate of 24% in 2011 compared with 25% in 2010. These decreases were partially offset by an increase in deferred tax liabilities and the recognition of a one-time deferred tax expense of approximately NIS 33 million ($9 million) recorded in the fourth quarter of 2011, following an amendment to the Israeli tax ordinance, so that corporate tax rate will increase to 25% commencing January 1, 2012 (whereas corporate tax rate was supposed to gradually decrease from 24% in 2011 to 18% in 2016).

Net Income for 2011 decreased 36.1% to NIS 825 million ($216 million) from NIS 1,291 million ($338 million) in 2010. Net income for the fourth quarter 2011 decreased 76.2% to NIS 76 million ($20 million) from NIS 319 million ($83 million).

Basic earnings per share for 2011 totaled NIS 8.28 ($2.17), compared to NIS 13.04 ($3.41) in 2010. Basic earnings per share for the fourth quarter 2011 totaled NIS 0.76 ($0.20), compared to NIS 3.28 ($0.86) in the fourth quarter last year.

Operating Review

New Cellular Subscribers – at the end of 2011 the Company had approximately 3.349 million cellular subscribers. During the fourth quarter of 2011 we removed approximately 52,000 subscribers from our cellular subscriber base following the shutdown of our TDMA network as of December 31, 2011, since such subscribers have not requested a transfer to the Company’s other networks as of that date, as well as following a change to our previous policy, which allowed subscribers to change from post to prepaid subscription as a result of the reduction of Early Termination Fees in the cellular market in early 2011, as we found this change to be futile since most of those customers ceased using our services. After elimination of this removal, during 2011 the Company added approximately 7,000 net new cellular subscribers.

During 2011, the Company added approximately 191,000 net new 3G cellular subscribers to its 3G cellular subscriber base, out of which 49,000 in the fourth quarter 2011, reaching approximately 1.331 million 3G subscribers at the end of 2011. The Company’s 3G cellular subscribers represented 39.7% of the Company’s total cellular subscriber base at the end of 2011, an increase from the 33.6% 3G subscribers represented of total subscribers at the end of 2010.

The Churn Rate in 2011 totaled 25.1%, compared to 20.5% in 2010. The churn rate for the fourth quarter 2011 totaled to 6.0%, compared to 5.3% in the fourth quarter last year. Both annual and quarterly churn rates were primarily affected by the intensified competition and the regulatory change regarding the reduction of Early Termination Fees, enabling subscribers to terminate a contract with a commitment for a certain period by paying a negligible amount of early termination fee without having to wait to the end of the commitment period. Furthermore, both annual and quarterly churn rates were affected by the churn of pre-paid subscribers (characterized by lower contribution) and subscribers with collection problems. Both annual and quarterly churn rates are excluding the above mentioned removal of subscribers.

Average monthly cellular Minutes of Use per subscriber (“MOU”) in 2011 totaled 346 minutes, compared to 335 minutes in 2010, an increase of 3.3%. MOU for the fourth quarter 2011 totaled 351 minutes, compared to 342 minutes in the fourth quarter 2010, an increase of 2.6%. The increase in the MOU for the fourth quarter was partially offset due to the occurrence of part of the Jewish holiday season, characterized by a reduced usage, in the fourth quarter in 2011, compared to it occurring in the third quarter in 2010.

The monthly cellular Average Revenue per User (ARPU) for 2011 totaled NIS 106 ($27.7), compared to NIS 143.8 ($37.6) in 2010. ARPU for the fourth quarter 2011 totaled NIS 95.4 ($35.0), compared to NIS 143.7 ($37.6) in the fourth quarter last year. Both annual and quarterly figures were affected, among others, by the reduction in interconnect tariffs and the ongoing airtime price erosion, which was partially offset by increased usage in 2011 and the fourth quarter 2011, compared with the corresponding periods in 2010.

Financing and Investment Review

Cash Flow

Free cash flow for 2011, after elimination of the net cash flows used for the acquisition of Netvision in the amount of NIS 1,458 million ($382 million) (net of cash acquired in the amount of NIS 120 million ($31 million)), decreased 43% to NIS 937 million ($245 million), compared to NIS 1,645 million ($431 million) generated in 2010. Free cash flow for the fourth quarter of 2011 decreased 76.3% and totaled NIS 100 million ($26 million), compared to NIS 422 million ($110 million) generated in the fourth quarter of 2010. Cash flows from operating activities for 2011 decreased, compared with last year, mainly due to the significant increase in sales of cellular handsets, which led to an increase in the immediate payment to vendors for handset purchases, as opposed to spreading the consideration when these handsets are sold to the Company’s subscribers (usually in installments over a period of thirty six months). The decrease in service revenues, resulted from the regulatory changes, also contributed to the decrease in cash flows from operating activities. The decrease in cash flows from operating activities in 2011 was partially offset by a decrease in cash flows from investing activities excluding the cash flows used for the acquisition of Netvision.

Total Equity

Total Equity as of December 31, 2011 amounted to NIS 187 million ($49 million), primarily consisting of accumulated undistributed retained earnings.

Investment in Fixed Assets and Intangible Assets

During 2011 and the fourth quarter 2011, the Company invested NIS 520 million ($136 million) and NIS 234 million ($61 million), respectively, in fixed assets and intangible assets (including, among others, rights of use of communication lines and investments in information systems and software), compared to NIS 735 million ($192 million) and NIS 191 million ($50 million) in 2010 and the fourth quarter 2010, respectively. The decrease in investment in 2011 compared to 2010, resulted mainly from a decrease in capitalization of handsets subsidies and sales commissions in the amount of NIS 108 million ($28 million). In addition, the investment in 2010 included a payment of NIS 108 million ($28 million) pursuant to the acquisition of assets and operation of Dynamica in the second quarter of 2010.

Dividend

On March 6, 2012, the Company’s board of directors declared a cash dividend in the amount of NIS 0.72 per share, and in the aggregate amount of approximately NIS 72 million (the equivalent of approximately $0.19 per share and approximately $19 million in the aggregate, based on the representative rate of exchange on March 2, 2012; The actual US$ amount for dividend paid in US$ will be converted from NIS based upon the representative rate of exchange published by the Bank of Israel on May 15, 2012), subject to withholding tax described below. The dividend will be payable to all of the Company’s shareholders of record at the end of the trading day in the NYSE on May 2, 2012. The payment date will be May 17, 2012. According to the Israeli tax law, the Company will deduct at source 25% of the dividend amount payable to each shareholder, as aforesaid, subject to applicable exemptions. The dividend per share that the Company will pay for the fourth quarter of 2011 does not reflect the level of dividends that will be paid for future quarterly periods, which can change at any time in accordance with the Company’s dividend policy. A dividend declaration is not guaranteed and is subject to the Company’s board of directors’ sole discretion, as detailed in the Company’s annual report for the year ended December 31, 2011 on Form 20-F, under “Item 8 - Financial Information - Dividend Policy”.

 In making the decision of dividend distribution, the Company’s board of directors considered and determined the following: (1) the distribution complies with the Profit Test given that the Company’s cumulative retained earnings, as such term is defined in the applicable Israeli law, as of December 31, 2011 (NIS 175 million) exceeds the amount of dividend declared (resulting in NIS 103 million after the declaration); (2) the distribution complies with the Solvency Test after considering the Company’s financial condition, including the Company’s free cash flow, the Company’s financial debt balance, the Company’s net debt, including the Company’s investment portfolio, the Company’s forecasted cash flows for the years 2012-2014 and the Company’s ability to raise additional debt, all taking into consideration additional debt the Company’s plans to raise in the near future; (3) the distribution complies with the license limitation and the Company’s covenants related to dividend distribution; (4) the distribution of the dividend shall not materially adversely effect the Company’s financial condition, including the Company’s capital structure, leverage level, liquidity, the fulfillment of the Company’s covenants and undertakings and the Company’s ability to continue the Company’s operation as conducted prior to the dividend declaration, including the Company’s ability to fulfill our investments plans. In making the aforementioned determinations, which involve forecasts, the board assumed (a) the Company will continue to be leveraged at a rate complying with the Company’s covenants and undertakings; and (b) market and regulation conditions will not change drastically.

Debentures

For information regarding the Company’s summary of financial liabilities and details regarding the Company’s outstanding debentures as of December 31, 2011, see “Disclosure for Debenture Holders” section in this press release.

Conference Call Details

The Company will be hosting a conference call on Tuesday, March 7, 2012 at 09:00 am EST, 06:00 am PST, 14:00 GMT, 16:00 Israel time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company’s website, or call one of the following teleconferencing numbers below.  Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141	UK Dial-in Number: 0 800 917 5108
Israel Dial-in Number: 03 918 0609	International Dial-in Number: +972 3 918 0609

at: 09:00 am Eastern Time; 06:00 am Pacific Time; 14:00 UK Time; 16:00 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel’s website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

Annual report for 2011

Cellcom Israel will be filing its annual report for the year ended December 31, 2011 (on form 20-F) with the US Securities and Exchange Commission today, March 7, 2012. The annual report will be available for download at the Cellcom Israel’s website in the investor relations section of Cellcom Israel’s website at: www.cellcom.co.il. Cellcom Israel will furnish a hard copy to any shareholder who so requests, without charge. Such requests may be sent through the Company’s website or by sending a postal mail request to Cellcom Israel Ltd., 10 Hagavish Street, Netanya, Israel (attention: Chief Financial Officer).

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.349 million subscribers (as at December 31, 2011) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel’s technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel’s broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for the hearing impaired, etc. In August 2011, Cellcom Israel completed the acquisition of Netvision Ltd. its whose wholly owned subsidiary, 013 Netvision Ltd., is a leading Israeli provider of internet connectivity services and international calling services. Cellcom Israel, through its wholly owned subsidiaries, also provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel’s shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company’s website www.cellcom.co.il

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology.  These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial results, our anticipated growth strategies and anticipated trends in our business.  These statements are only predictions based on our current expectations and projections about future events.  There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of our license, new legislation or decisions by the regulator affecting our operations, the outcome of legal proceedings to which we are a party, particularly class action lawsuits, our ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in our filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in our Annual Report for the year ended December 31, 2011.
Although we believe the expectations reflected in the forward-looking statements contained herein are reasonable, we cannot guarantee future results, level of activity, performance or achievements.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.  We assume no duty to update any of these forward-looking statements after the date hereof to conform our prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the US$\New Israeli Shekel (NIS) exchange rate of NIS 3.821 = US$ 1 as published by the Bank of Israel on December 31, 2011.

Use of non-IFRS financial measures

EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net; income tax; depreciation and amortization; share based payments. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company’s use. In addition, EBITDA may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation between the net income and the EBITDA presented at the end of this Press Release.

Free cash flow is a non-IFRS measure and is defined as the net cash provided by operating activities minus the net cash used in investing activities excluding short-term investment in tradable debentures or proceeds from sales of such debentures. See the reconciliation note at the end of this Press Release.

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	IR Contacts Porat Saar CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

Financial Tables Follow

Cellcom Israel Ltd.
(An Israeli Corporation)

Consolidated Statements of Financial Position

	December 31 2010	December 31 2011	Convenience translation Into U.S. dollar December 31 2011
	NIS millions	NIS millions	US$ millions
Assets
Cash and cash equivalents	533	920	241
Current investments, including derivatives	404	290	76
Trade receivables	1,478	1,859	487
Other receivables	64	93	24
Inventory	104	170	44

Total current assets	2,583	3,332	872

Trade and other receivables	597	1,337	350
Property, plant and equipment, net	2,063	2,168	567
Intangible assets, net	753	1,680	440
Deferred tax assets	-	40	10

Total non-current assets	3,413	5,225	1,367

Total assets	5,996	8,557	2,239

Liabilities
Short-term credit and current maturities of long-term loans and debentures	348	674	176
Trade payables and accrued expenses	716	1,026	268
Current tax liabilities	132	69	18
Provisions	84	148	39
Other payables, including derivatives	379	547	143
Dividend declared	-	189	49

Total current liabilities	1,659	2,653	693

Long-term loans from banks	-	19	5
Debentures	3,913	5,452	1,427
Provisions	17	21	5
Other long-term liabilities	-	41	11
Liability for employee rights upon retirement, net	1	10	3
Deferred tax liabilities	65	174	46

Total non- current liabilities	3,996	5,717	1,497

Total liabilities	5,655	8,370	2,190

Equity attributable to owners of the Company
Share capital	1	1	-
Cash flow hedge reserve	(21)	7	2
Retained earnings	361	175	46

Non-controlling interest	-	4	1

Total equity	341	187	49

Total liabilities and shareholders’ equity	5,996	8,557	2,239

Cellcom Israel Ltd.
(An Israeli Corporation)

Consolidated Statements of Income

	Year ended December 31			Convenience translation into U.S. dollar Year ended December 31
	2009	2010	2011	2011
	NIS millions	NIS millions	NIS millions	US$ millions

Revenues	6,483	6,662	6,506	1,703

Cost of revenues	(3,333)	(3,322)	(3,408)	(892)

Gross profit	3,150	3,340	3,098	811

Selling and marketing expenses	(716)	(756)	(990)	(259)

General and administrative expenses	(660)	(641)	(685)	(179)
	3
Other expenses, net	(6)	(5)	(1)	-

Operating income	1,768	1,938	1,422	373

Financing income	151	106	116	30

Financing expenses	(370)	(336)	(409)	(107)

Financing expenses, net	(219)	(230)	(293)	(77)

Income before income tax	1,549	1,708	1,129	296

Income tax	(367)	(417)	(304)	(80)

Net income	1,182	1,291	825	216

Net income attributable to:
Owners of the Company	1,182	1,291	824	216
Non-controlling interests	-	-	1	-
Net income	1,182	1,291	825	216

Earnings per share

Basic earnings per share in NIS	12.01	13.04	8.28	2.17

Diluted earnings per share in NIS	11.90	12.98	8.28	2.17

Cellcom Israel Ltd.
(An Israeli Corporation)

Consolidated Statements of Cash Flows

	Year ended December 31			Convenience translation into U.S. dollar Year ended December 31
	2009	2010	2011	2011
	NIS millions	NIS millions	NIS millions	US$ millions
Cash flows from operating activities:
Net income	1,182	1,291	825	216
Adjustments for:
Depreciation and amortization	755	724	738	193
Share based payments	1	1	6	2
Loss on sale of property, plant, and equipment	6	5	-	-
Income tax expense	367	417	304	80
Financing expenses, net	219	230	293	77
Other expenses	-	-	2	1
Changes in operating assets and liabilities:
Changes in inventory	(105)	-	(67)	(18)
Changes in trade receivables (including long-term amounts)	(69)	172	(585)	(153)
Changes in other receivables (including long-term amounts)	2	(6)	61	16
Changes in trade payables, accrued expenses and provisions	152	(42)	146	38
Changes in other liabilities (including long-term amounts)	(4)	(16)	(52)	(14)
Proceeds from (payments for) derivative hedging contracts, net	21	(16)	(14)	(4)
Income tax paid	(447)	(380)	(325)	(85)
Net cash from operating activities	2,080	2,380	1,332	349

Cash flows from investing activities
Acquisition of property, plant, and equipment	(404)	(441)	(333)	(87)
Acquisition of intangible assets	(173)	(180)	(99)	(26)
Acquisition of activity	-	(108)	-	-
Acquisition of subsidiary, net of cash acquired	-	-	(1,458)	(382)
Change in current investments, net	(212)	(154)	197	52
Proceeds from (payments for) other derivative contracts, net	8	(17)	1	-
Gain on sale of property, plant and equipment	2	2	3	1
Interest received	5	9	33	9
Net cash used in investing activities	(774)	(889)	(1,656)	(433)

Cash flows from financing activities
Proceeds from derivative contracts, net	33	34	11	3
Receipt (repayment) of long-term loans from banks	8	(8)	(4)	(1)
Repayments of debentures	(332)	(343)	(354)	(93)
Proceeds from issuance of debentures, net of issuance costs	989	-	2,165	566
Dividend paid	(1,186)	(1,319)	(858)	(225)
Interest paid	(190)	(225)	(245)	(64)
Net cash from (used in) financing activities	(678)	(1,861)	715	186

Cash balance presented under assets held for sale	-	-	(4)	(1)

Changes in cash and cash equivalents	628	(370)	387	101
Cash and cash equivalents as at the beginning of the year	275	903	533	140
Cash and cash equivalents as at the end of the year	903	533	920	241

Cellcom Israel Ltd.
 (An Israeli Corporation)

Reconciliation for Non-IFRS Measures

EBITDA

The following is a reconciliation of net income to EBITDA:

	Year ended December 31			Convenience translation into US dollar Year ended December 31
	2009	2010	2011	2011
	NIS millions	NIS millions	NIS millions	US$ millions

Net income	1,182	1,291	825	216
Income taxes	367	417	304	80
Financing income	(151)	(106)	(116)	(30)
Financing expenses	370	336	409	107
Other expenses (income)	6	5	1	-
Depreciation and amortization	755	724	738	193
Share based payments	-	-	6	1
EBITDA	2,529	2,667	2,167	567

Free cash flow

The following table shows the calculation of free cash flow:

	Year ended December 31			Convenience translation into US dollar Year ended December 31
	2009	2010	2011	2011
	NIS millions	NIS millions	NIS millions	US$ millions

Cash flows from operating activities	2,080	2,380	1,332	349
Cash flows from investing activities	(774)	(889)	(*) (198)	(*) (52)
short-term Investment in (sale of) tradable debentures	212	154	(197)	(52)
Free cash flow	1,518	1,645	937	245

(*) After elimination of the net cash flows used for the acquisition of Netvision in the amount of NIS 1,458 million ($382 million) (net of cash acquired in the amount of NIS 120 million ($31 million)).

Cellcom Israel Ltd.

Disclosure for debenture holders as of December 31, 2011

Series	Original Issuance Date	Principal on the Date of Issuance	As of 31.12.2011					As of 06.03.2012		Interest Rate(fixed)	Principal Repayment Dates (3)		Interest Repayment Dates	Linkage	Trustee Contact Details
			Principal Balance on Trade	Linked Principal Balance	Interest Accumulated in Books of the Company	Debenture Balance Value in Books of the Company(2)	Market Value (4)	Principal Balance on Trade	Linked Principal Balance		From	To
A(5)	22/12/05 10/01/06* 31/05/06*	1,065	236.667	276.062	6.714	276	284.555	118.333	138.031	5.00%	05.07.08	05.07.12	January 5 And July 5	Linked to CPI	Reznik, Paz, Nevo Trusts Ltd. Accountant Yossi Reznik. 14 Yad Haruzim St., Tel Aviv. Tel: 03-6393311.
B(5) **	22/12/05 02/01/06* 05/01/06* 10/01/06* 31/05/06*	925.102	925.102	1,079.093	56.408	1,079	1,215.883	925.102	1,079.093	5.30%	05.01.13	05.01.17	5 January	Linked to CPI	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
C	07/10/07 03/02/08*	326	108.667	123.673	1.891	124	128.498	108.667	123.673	4.60%	01.03.09	01.03.13	March 1 and September 1	Linked to CPI	Reznik, Paz, Nevo Trusts Ltd. Accountant Yossi Reznik. 14 Yad Haruzim St., Tel Aviv. Tel: 03-6393311.
D **	07/10/07 03/02/08* 06/04/09* 30/03/11* 18/08/11*	2,423.075	2,423.075	2,757.682	71.562	2,824	3,022.544	2,423.075	2,757.682	5.19%	01.07.13	01.07.17	1 July	Linked to CPI	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
E **	06/04/09 30/03/11* 18/08/11*	1,798.962	1,798.962	1,798.962	110.894	1,807	1,964.017	1,499.135	1,499.135	6.25%	05.01.12	05.01.17	5 January	Not linked	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
Total		6,538.139	5,492.473	6,035.471	247.470	6,110	6,001.111	5,074.313	5,597.613

Cellcom Israel Ltd.

Disclosure for debenture holders as of December 31, 2011 (cont.)

Comments:
(1) In the reported year, the company fulfilled all terms of the debenture . The company also fulfilled all terms of the Indenture. (2) Including interest accumulated in books. (3) Annual payments, excluding series A and C debentures in which  the payments are semi annual. (4) Including principal and interest in the total amount of NIS 614 Million due on January 5, 2012 and are not reflected in the market value (the ex-date of payment was December 26 2011). (5) Regarding Debenture series A and B- the company undertook not to create any pledge on its assets, as long as debentures are not fully repaid, subject to a certain exclusion .
(*) On these dates the additional debentures of the series were issued, the information in the table refers to the full series.
(**) Series B, D and E are material, which represent 5% or more of the total liabilities of the Company, as presented in the separate financial statements.

Debentures Rating  Details*

Additional ratings between original issuance and the recent date of rating as of 26.2.2012
Series	Rating Company	Rating as of 31.12.2011 (1)	Rating as of 06.03.2012	Rating assigned upon issuance of the Series	Recent date of rating as of 06.03.2012	Date	Rating
A	S&P Maalot	AA	AA	AA-	01/2012	5/2006, 9/2007, 1/2008, 10/2008, 3/2009, 9/2010, 8/2011	AA-, AA (2)
B	S&P Maalot	AA	AA	AA-	01/2012	5/2006, 9/2007, 1/2008, 10/2008, 3/2009, 9/2010, 8/2011	AA-, AA (2)
C	S&P Maalot	AA	AA	AA-	01/2012	1/2008, 10/2008, 3/2009, 9/2010, 8/2011	AA-, AA (2)
D	S&P Maalot	AA	AA	AA-	01/2012	1/2008, 10/2008, 3/2009, 9/2010, 8/2011	AA-, AA (2)
E	S&P Maalot	AA	AA	AA	01/2012	9/2010, 8/2011	AA (2)

(1)	In August 2011, S&P Maalot reaffirmed the AA rating but changed the outlook of rating from Stable to Negative.

(2)
In September 2007, S&P Maalot issued a notice that the AA- rating for debentures issued by the Company was in the process of recheck with positive implications (Credit Watch Positive). In October 2008, S&P Maalot issued a notice that the AA- rating for debentures issued by the Company  is in the process of recheck with stable implications (Credit Watch Stable). This process was withdrawn upon assignment of AA rating in March 2009. In August 2011, S&P Maalot issued a notice that the AA rating for debentures issued by the Company is in the process of recheck with negative implications (Credit Watch Negative). For details regarding the rating of the debentures see the Company’s current report dated August 8, 2011.

*
A securities rating is not a recommendation to buy, sell or hold securities. Rating may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Cellcom Israel Ltd.

Summary of Financial Liabilities (according to repayment dates)
as of December 31, 2011

a.
Debentures issued to the public by the Company and held by the public, excluding such debentures held by the Company’s parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company based on the Company’s “Solo” financial statements (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	Ils linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	336,805	292,466	-	-	-	314,960
Second year	770,900	292,466				283,390
Third year	732,063	292,466				225,997
Fourth year	732,063	292,466				169,498
More than five years	1,464,126	584,931				169,498
One time liablity
Total	4,035,958	1,754,794	0	0	0	1,163,343

b.
Private debentures and other non-bank credit, excluding such debentures held by the Company’s parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company based on the Company’s “Solo” financial statements (in thousand NIS) – None

c.	Credit from banks in Israel based on the Company’s “Solo” financial statements (in thousand NIS). None
d.	Credit from banks abroad based on the Company’s “Solo” financial statements (in thousand NIS). None
e.	Total of sections a - d above, total credit from banks, non-bank credit and debentures based on the Company’s “Solo” financial statements (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	Ils linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	336,805	292,466	-	-	-	314,960
Second year	770,900	292,466	-	-	-	283,390
Third year	732,063	292,466	-	-	-	225,997
Fourth year	732,063	292,466	-	-	-	169,498
More than five years	1,464,126	584,931	-	-	-	169,498
One time liablity	-
Total	4,035,958	1,754,794	-	-	-	1,163,343

f.	Out of the balance sheet Credit exposure based on the Company’s “Solo” financial statements - None
g.
Out of the balance sheet Credit exposure of all the Company’s consolidated companies, excluding companies that are reporting corporations and excluding the Company’s data presented in section f above (in thousand NIS) - None

h.
Total balances of the credit from banks, non-bank credit and debentures of all the consolidated companies, excluding companies that are reporting corporations and excluding Company’s data presented in sections a - d above (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	Ils linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	1,058	20,280	-	-	-	1,979
Second year	467	12,649	-	-	-	1,172
Third year	-	5,000	-	-	-	598
Fourth year	-	5,000	-	-	-	300
More than five years	-	-	-	-	-	-
One time liablity	-	-				-
Total	1,525	42,979	-	-	-	4,049

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of debentures offered by the Company held by the parent company or the controlling shareholder (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	Ils linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	12	-	-	-	4
Second year	-	12	-	-	-	4
Third year	-	12	-	-	-	3
Fourth year	-	12	-	-	-	2
More than five years	-	23	-	-	-	2
One time liablity	-	-				-
Total	-	69	-	-	-	15

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of debentures offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	Ils linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	21,705	7,350	-	-	-	12,880
Second year	37,679	7,350	-	-	-	11,566
Third year	35,292	7,350	-	-	-	9,209
Fourth year	35,292	7,350	-	-	-	6,907
More than five years	70,584	14,700	-	-	-	6,907
One time liablity	-	-				-
Total	200,551	44,099	-	-	-	47,468

k.	Total balances of credit granted to the Company by consolidated companies and balances of debentures offered by the Company held by consolidated companies (in thousand NIS)

	Principal payments					Gross interest payments (without deduction of tax)
	Ils linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	-	-	-	-	-
Second year	-	40,000	-	-	-	3,832
Third year	-	-	-	-	-	-
Fourth year	-	-	-	-	-	-
More than five years	-	-	-	-	-	-
One time liablity	-	-				-
Total	-	40,000	-	-	-	3,832

l.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	March 7, 2012	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel